UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 000-15688

NOMAD ROYALTY COMPANY LTD.
(Translation of registrant’s name into English)

1275 Av. des Canadiens-de-Montréal, Suite 500

Montreal, Québec H3B 0G4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibit
Number	Description of Exhibit
99.1	Material change report dated May 11, 2022
99.2	Arrangement Agreement dated May 1, 2022 between Nomad Royalty Company Ltd. and Sandstorm Gold Ltd.
99.3	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Orion Mine Finance Fund II LP
99.4	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Orion Mine Finance Fund III LP
99.5	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Vincent Metcalfe
99.6	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Joseph De La Plante
99.7	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Elif Lévesque
99.8	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Istvan Zollei
99.9	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Gerardo Fernandez
99.10	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Robin Weisman
99.11	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Jamie Porter
99.12	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Susan Kudzman
99.13	Support and Voting Agreement dated May 1, 2022 between Sandstorm Gold Ltd. and Matthew Gollat

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOMAD ROYALTY COMPANY LTD.

/s/ Vincent Metcalfe
Vincent Metcalfe
Chief Executive Officer

Dated: May 11, 2022

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